EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Six Months Ended June 30		Year Ended December 31
	2009	2008	2008	2007	2006	2005	2004
Income from continuing operations	$1,076	$4,185	$6,955	$5,153	$4,313	$4,912	$2,273
Add:
Adjusted income from equity investments(a)	(70)	(67)	(84)	(28)	(52)	(53)	(5)
Provision for taxes on income (other than foreign oil and gas taxes)	216	1,298	2,213	1,577	1,545	632	891
Interest and debt expense	61	71	133	344	297	305	270
Portion of lease rentals representative of the interest factor	24	15	58	60	52	47	40
	231	1,317	2,320	1,953	1,842	931	1,196
Earnings before fixed charges	$1,307	$5,502	$9,275	$7,106	$6,155	$5,843	$3,469
Fixed charges
Interest and debt expense including capitalized interest	$109	$95	$201	$403	$352	$331	$285
Portion of lease rentals representative of the interest factor	24	15	58	60	52	47	40
Total fixed charges	$133	$110	$259	$463	$404	$378	$325

Ratio of earnings to fixed charges	9.83	50.02	35.81	15.35	15.24	15.46	10.67
(a)	Represents adjustments to arrive at distributed income from equity investees.